[redacted]

PUBLIC

SEC 15047898 MISSION

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SEC Mail Processing Section
MAR 02 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68788

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bridgeport Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3700 S. Emerald Ave.
(No. and Street)

Chicago (City) Illinois (State) 60609-1639 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey K Schuppel 312-953-0478
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

141 W. Jackson Blvd, Suite 300 (Address) Chicago (City) IL (State) 60604 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/13

OATH OR AFFIRMATION

I, Jeffrey K Schuppel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bridgeport Partners, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

OFFICIAL SEAL
EILEEN M EVANS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:02/25/15

Signature

Managing Member
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bridgeport Partners
Experience.Vision.Solutions

SEC
Mail Processing
Section
MAR 0 2 2015
Washington DC
404

February 27, 2015

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

RE: Annual Audit Report – Form X-17A-5, Part III - **PUBLIC**

To Whom it Concerns:

Enclosed is Bridgeport Partners, LLC (CRD 156352) public annual audit information for publication on the SEC EDGAR website. If you have any questions, call me a 312-953-0478.

Thank you.

Jeffrey K. Schuppel
Managing Director

JKS/mak

Bridgeport Partners, LLC

(An Illinois Limited Liability Company)

Financial Statements

and Independent Accountant Report

December 31, 2014

Bridgeport Partners, LLC
(An Illinois Limited Liability Company)
Index
December 31, 2014

Page

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 4105
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members:

Bridgeport Partners, LLC

We have audited the accompanying financial statements of Bridgeport Partners, LLC, which comprise the statement of financial condition as of December 31, 2014, and is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Bridgeport Partners, LLC management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial condition of Bridgeport Partners, LLC as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

Robert Cooper & Company CPA PC

Chicago, Illinois 60604

February 25, 2015

Bridgeport Partners, LLC
(An Illinois Limited Liability Company)
Statement of Financial Condition
As of December 31, 2014

Assets		
Cash and cash equivalents	$	61,071
Current accounts receivable		25,500
Due from Broker		25,000
Fixed Assets (net of depreciation)		656
Other Assets		0
Total assets	$	112,227
Liabilities		
	$	
Accrued expenses payable		4,153
Total liabilities		4,153
Total Member' equity		108,074
Total liabilities and Member' equity	$	112,227

Bridgeport Partners, LLC
(An Illinois Limited Liability Company)
Notes to the financial statements
For the year ending December 31, 2014

1. Organization

Bridgeport Partners, LLC (The "Company") an Illinois Limited Liability Company Act was formed on February 2, 2010. The Company was approved and began business as a Broker Dealer on October 10, 2012. On October 22, 2014, the Company was approved to engage in the private placement of securities. The business of the Company is to engage in the matching of customers with other broker dealers for the executing of trades on organized exchanges in the United States for a fee as well as the private placement of securities exempt from registration. Bridgeport Partners, LLC is registered as a broker dealer with the Securities and Exchange Commission (SEC) and Financial Industry Regulatory Authority (FINRA). The Company does not receive directly or indirectly, or hold funds or securities, or owe funds or securities to, customers and does not carry accounts of, or for customers, nor trades for their own account. The Company also is a registered municipal advisor.

2. Significant Accounting Policies

Use of Estimates
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company is engaged in a single line of business as a broker in which they receive commissions from their clients based on their introducing those clients to a third party registered broker dealer. The Company does not hold customer funds they do not engage in proprietary trading. They also provide municipal advisory and consulting services.

Income Recognition

Commissions are recorded when earned.

Cash Equivalents
The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Income Taxes

The Company is considered as a disregard entity by the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes. The member is responsible for reporting their pro rata share of the profits or losses on their tax returns.

The Company applies the provision of FASB ASC 740. Income Taxes, which provide guidance how uncertain tax positions should be recognized and measured, present and disclosed in the financial statements. The managing member has concluded there is no tax expense to be recorded by the Company.

Fixed Assets
Fixed assets are recorded at cost. Depreciation of fixed assets is calculated using the straight-line method over the estimated useful lives of the assets, which range from five to seven years.

3. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC 829, Fair Value Measurements and Disclosures, includes a fair value hierarchy that prioritizes the inputs to valuation techniques use dot measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities

(level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy from F ASB ASC 820 are described as follows:

Level 1 Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2 Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3 Inputs that are unobservable.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors.

An investment's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by management. Management considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, provided by multiple, independent sources that are actively involved in the relevant market. The categorization of an investment within the hierarchy is based upon the pricing transparency of the investment and does not necessarily correspond to management's perceived risk of that investment.

Substantially all of the Company's investments have been classified within Level 1 as they have observable inputs and their values are based on quoted market prices in active markets.

Investments may be classified as Level 2 when market information becomes available, yet the investment is not traded in an active market and/or the investment is subject to transfer restrictions, or the valuation is adjusted to reflect illiquidity and/or non-transferability.

The Company only has level one assets held in cash.

4. Net Capital Requirements

As a registered FINRA broker-dealer, Bridgeport Partners, LLC is subject to the net capital requirements of the Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1). Bridgeport Partners, LLC is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2014, had $81,918 of net capital which was $76,918 in excess of the required minimum net capital.

5. Clearing Agreement

The Company maintains a clearing agreement through another Broker Dealer, RBC Capital Markets, LLC, through Forest Securities, Inc. on a fully disclosed basis. The Company does not hold customer funds nor trade for its own account.

6. Subsequent Events

Management has evaluated subsequent events through February 25, 2015, the date the financial statements were issued date, there are no reportable events.